UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Augusta Resource Corporation

(Name of Subject Company)

Augusta Resource Corporation

(Name of Person Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

509 12203
(CUSIP Number of Class of Securities)

Purni Parikh
Vice President, Corporate Secretary
Suite 555 – 999 Canada Place
Vancouver, British Columbia
V6C 3E1
(604) 687-1717

(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

With copies to:
Kevin J. Thomson Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario M5V 3J7 (416) 863-5590	Richard Hall Andrew R. Thompson Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission on March 17, 2014, as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on March 28, 2014, Amendment No. 2 to the Schedule 14D-9 filed on April 8, 2014, Amendment No. 3 to the Schedule 14D-9 filed on April 15, 2014, Amendment No. 4 to the Schedule 14D-9 filed on April 17, 2014 and Amendment No. 5 to the Schedule 14D-9 filed on April 23, 2014 (as amended and supplemented, the “Schedule 14D-9”), by Augusta Resource Corporation (“Augusta”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 6 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 4 of the Schedule 14D-9 is hereby supplemented by the following:

On April 28, 2014, Augusta issued a press release relating to its commitment to maximizing shareholder value by continuing to pursue strategic alternatives and ensuring its value-enhancing process is comprehensive and complete, even if the offer made by HudBay expires or is terminated.  If Augusta’s shareholders approve the continuance of its shareholder rights plan at the upcoming annual and special meeting on May 2, 2014 and the British Columbia Securities Commission respects that approval, the Board of Directors of Augusta has determined that Augusta will not utilize its shareholder rights plan to prevent any unsolicited bidder, including HudBay, from acquiring Augusta’s common shares if shareholders (other than the bidder) holding a majority of Augusta’s common shares desire to accept the offer.  Accordingly, the Board of Directors of Augusta set out in the press release the conditions under which it is prepared to waive or terminate Augusta’s shareholder rights plan to permit a bidder to take up common shares of Augusta tendered to its offer.  The press release is filed as Exhibit (a)(17) hereto and is incorporated by reference herein.

Item 7. Purposes of the Transaction and Plans or Proposals

The information contained in the directors’ circular in the “Response to the HudBay Offer” section thereof and incorporated by reference into Item 7 of the Schedule 14D-9 is hereby supplemented by the following:

On April 28, 2014, Augusta issued a press release relating to its commitment to maximizing shareholder value by continuing to pursue strategic alternatives and ensuring its value-enhancing process is comprehensive and complete, even if the offer made by HudBay expires or is terminated.  If Augusta’s shareholders approve the continuance of its shareholder rights plan at the upcoming annual and special meeting on May 2, 2014 and the British Columbia Securities Commission respects that approval, the Board of Directors of Augusta has determined that Augusta will not utilize its shareholder rights plan to prevent any unsolicited bidder, including HudBay, from acquiring Augusta’s common shares if shareholders (other than the bidder) holding a majority of Augusta’s common shares desire to accept the offer.  Accordingly, the Board of Directors of Augusta set out in the press release the conditions under which it is prepared to waive or terminate Augusta’s shareholder rights plan to permit a bidder to take up common shares of Augusta tendered to its offer.  The press release is filed as Exhibit (a)(17) hereto and is incorporated by reference herein.

Item 9. Exhibits.

The exhibit table appearing in Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following exhibit:

Exhibit Number	Description
(a)(17)	News Release, dated April 28, 2014 of Augusta Resource Corporation

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUSTA RESOURCE CORPORATION,

Dated: April 28, 2014	By:	/s/ Gilmour Clausen
Gilmour Clausen
President and Chief Executive Officer

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